Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Oi S.A.

We consent to the use of our report dated March 10, 2014, with respect to the consolidated balance sheets of Oi S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, cash flows and value added for each of the years in the two-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Form F-3 Registration Statement.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 12, 2014